FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

Contact: Dan Suesskind
                            Chief Financial Officer
                            Teva Pharmaceutical Industries Ltd.
                            (011) 972-2-589-2840
                      George Barrett
                            President and CEO
                            Teva North America
FOR IMMEDIATE RELEASE   (215) 591-3030
                      Investor Relations
                            Teva Pharmaceutical Industries Ltd.
                            (011) 972-3-926-7554

TEVA AND WYETH ANNOUNCE SETTLEMENT OF EFFEXOR XR® LITIGATION

Jerusalem, Israel, October 18, 2005 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) and Wyeth (NYSE:WYE) today announced that they have reached agreement on the principal terms of a settlement of the U.S. patent infringement litigation pertaining to Teva's generic version of Wyeth's Effexor XR® antidepressant pending in the United States District Court for the District of New Jersey. The parties are currently drafting definitive agreements and intend to submit the settlement agreements to the Federal Trade Commission ("FTC"). The terms of the settlement are confidential and are subject to a number of conditions, including review of the settlement by the FTC and the approval of the District Court.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
              Name: Dan Suesskind
              Title: Chief Financial Officer

Date: October 18, 2005